भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेय [redacted] कार्यालय,
स्टे [redacted] 21
शे
सं ·21
S Office, State Bank Bhavan,
M :1

08003630

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
23.06.2008
Ref. No.:
CO/S&B/SKT/2008/ 1855

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1841 dated the June 23, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of notice.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

SEC Mail Processing Section
JUL 03 2008
Washington, DC
110

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

dw 7/8

FILE NO. 32.4524

STATE BANK OF INDIA

NOTICE

With reference to the Notice dated the 6th June, 2008 containing the names and addresses of the validly nominated candidates contesting for the election for the four vacancies of Directors on the Central Board under Section 19 (c) of the State Bank of India Act, notice is hereby given that the following candidates have been duly declared elected as Directors on the Bank's Central Board in the election held at the General Meeting of the Shareholders of the Bank on the 23rd June 2008 in the Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan, Madame Cama Road, Mumbai 400 021 (Maharashtra).

1. Dr. Ashok Jhunjhunwala
   C 2/2, 5 Third Loop Road
   IIT Madras
   CHENNAI 600 036

2. Shri Suman Kumar Bery
   N-42, Panchshila Park
   NEW DELHI 110 017

3. Shri Dileep C. Choksi
   E-7, Sea Face Park
   50, Bhulabhai Desai Road
   MUMBAI 400 026

4. Shri S. Venkatachalam
   Building B-1
   Flat 1-D (First Floor)
   Harbour Heights
   NA Sawant Marg, Colaba
   MUMBAI 400 005

(S.K.BHATTACHARYYA)
MANAGING DIRECTOR & CCRO

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 23rd June 2008

FILE NO. 82.4524

भारतीय स्टेट बैंक

सूचना

दिनांक 6 जून 2008 की सूचना के द्वारा भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत - बैंक के केंद्रीय बोर्ड में निदेशकों की चार रिक्तियों के लिए, यथाविधि नामित चुनाव - प्रत्याशियों के नाम और पते दिए गये थे. इस सूचना के संदर्भ, एतदद्वारा सूचित किया जाता है कि दिनांक 23 जून 2008 को बैंक के आडिटोरियम, स्टेट बैंक के पीछे, मैडम कामा रोड शाखा, स्टेट बैंक भवन, मैडम कामा रोड, मुंबई - 400 021 (महाराष्ट्र), में आयोजित शेयरधारकों की बैठक में निम्नलिखित प्रत्याशियों को बैंक के केंद्रीय - बोर्ड में यथाविधि निर्वाचित घोषित किया गया.

1 डॉ. अशोक झुनझुनवाला
सी - 2/2, 5 थर्ड लूप रोड
आई आई टी, मद्रास
चेन्नई - 600 036

2 श्री सूमन कुमार बेरी
एन - 42, पंचशिला पार्क
नई दिल्ली - 110 017

3 श्री दिलीप सी. चोकसी
ई-7, सी फेस पार्क
50, भूलाभाई देसाई रोड
मुंबई - 400 026

4 श्री एस वेंकटाचलम
बिल्डिंग बी - 1
फ्लैट 1 - डी (प्रथम तल)
हार्बर हाईटस
एन ए सावंत मार्ग, कोलाबा
मुंबई - 400 005

केंद्रीय कार्यालय
मादाम कामा रोड
मुंबई - 400 021
दिनांक : 23 जून 2008

(एस. के. भटटाचार्य)
प्रबंध निदेशक एवं मुख्य ऋण एवं जोखिम अधिकारी

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

4524

Date : 23-06-2008
Ref. No.: CO/S&B/SKT/2008/1841

Dear Sir/Madam,

LISTING AGREEMENT : GENERAL MEETING OF SHAREHOLDERS FOR ELECTION OF FOUR DIRECTORS HELD ON 23.06.2008 DECLARATION OF RESULT

In terms of Clause 31(c) of the Listing Agreement, we advise that Dr. Ashok Jhunjhunwala, Shri Suman Kumar Bery, Shri Dileep C. Choksi and Shri S. Venkatachalam have been duly elected as Directors under Section 19 (c) of the State Bank of India act, 1955, on the Bank's Central Board at the General Meeting of the shareholders of the Bank held in Bank's Auditorium, behind State Bank of India, Madame Cama Road Branch, State Bank Bhavan, Madame Cama Road, Mumbai – 400 021 (Maharasthra), on Monday, the 23rd June, 2008.

2. In this connection, in terms of Clause 31 (c) of the Listing Agreement, we enclose three copies of the Notice dated the 23rd June, 2008 issued by the Managing Directors & CCRO.

Yours faithfully,

General Manager
Encl. as above

END